Exhibit 99.1

TeliaSonera: Proposal from TeliaSonera's Nomination Committee

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 8, 2006--TeliaSonera's (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) Nomination Committee has informed TeliaSonera that it has finalized its work regarding nominations for the board of directors. The committee proposes the following: Re-election of Mr Tom von Weymarn, Mrs Caroline Sundewall and Mr Timo Peltola. New election of Mrs Maija-Liisa Friman, Mr Conny Karlsson, Mr Lars G Nordstrom and Mr Jon Risfelt. The Nomination Committee further proposes that Mr Tom von Weymarn is elected to be chairman of the board and that no vice chairman is appointed.

Mrs Maija-Liisa Friman, 54, is today CEO of the Aspocomp Group. She also has board assignments in Metso and Sponda among others.

Mr Conny Karlsson, 51, is today chairman of the boards of SEB Investment Management AB and Zodiak Television AB. He is also a member of the boards of Scribona AB, Swedish Match AB and Lindex AB. He has earlier been CEO of Duni AB and has held several management positions in Procter & Gamble.

Mr Lars G Nordstrom, 63, is today President and CEO of Nordea Bank AB and chairman of the boards of the Royal Swedish Opera, the Finnish-Swedish Chamber of Commerce and the European Financial Management & Marketing Association (EFMA). He is also a member of the boards of the Swedish-American Chamber of Commerce and Viking Line Abp.

Mr Jon Risfelt, 45, is today Senior Advisor for the Gambro Group and holds board assignments at Enea Data AB, Bilia AB, Svensk Fastighetsformedling, Gulf Agency Dubai and Malmo Aviation AB. He has earlier been CEO of Europolitan AB and Vodafone Sweden AB.

As the proposed changes in the composition of the board are substantial, the shareholders represented at the Nomination Committee have requested TeliaSonera's board of directors to call for an extraordinary shareholders meeting to elect new board members. Such a meeting is expected to be held in January 2007. The Nomination Committee further proposes that the board members elected at the extraordinary shareholders meeting shall be re-elected at the annual shareholders meeting on April 24, 2007.

Shareholders representing approximately 64 percent of the votes in the company have stated that they support the proposals presented by the Nomination Committee.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
Jonas Iversen
Chairman of the Nomination Committee
Tel: +46 8 405 22 44